ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

PRELIMINARY INFORMATION

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company” or “Endeavour”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 and the related notes contained therein. Additional information relating to the Company including the most recent Annual Information Form is on sedar at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”).

All financial information in this MD&A related to 2012 and 2011 has been prepared in accordance with International Financial Reporting Standards (“IFRS”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Cautionary Note concerning Forward-Looking Statements: This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2013, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities and as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Cautionary Note to U.S. Investors concerning Estimates of Reserves and Measured, Indicated and Inferred Resources: This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

TABLE OF CONTENTS

1	History and Strategy	Page 3

2	Business Acquisition	Page 3

3	Operating Performance	Page 7

4	Reserves and Resources	Page 19

5	Consolidated Financial Results	Page 22

6	Liquidity and Capital Resources	Page 28

7	Annual Outlook	Page 35

8	Changes in Accounting Policies and Critical Accounting Estimates	Page 37

9	Risks and Uncertainties	Page 39

10	Controls and Procedures	Page 47

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the United States. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanacevi silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver dore bars.

In 2007, the Company replicated the success of Guanacevi with the acquisition of the Bolanitos (formerly described as “Guanajuato”) Mines project in Guanajuato State. Bolanitos was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources are growing rapidly and Bolanitos is now an integral part of the Company’s asset base.

Both Guanacevi and Bolanitos are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and is now expanding these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanacevi and Bolanitos Mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. The Company may continue to engage in equity, debt, convertible debt or other financings, on an as needed basis, in order to facilitate its growth.

BUSINESS ACQUISITION

On July 13, 2012, (the “acquisition date”), the Company completed the acquisition of 100% of the issued and outstanding shares of Mexgold Resources Inc. (“Mexgold”) and its three wholly owned subsidiaries: Compania Minera del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V. from AuRico Gold Inc. (“AuRico”).

As a result of the acquisition, the Company now owns the El Cubo silver-gold mine located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahua, Mexico. The results of Mexgold, which include its wholly-owned subsidiaries, were consolidated with the results of the Company commencing on July 13, 2012.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Total estimated consideration of $203,405,000 was calculated as follows:

Purchase Cost (in thousands of US$)
Cash paid	$100,000
Common shares issued(1)	88,944
Contingent consideration(2)	7,908
Estimated working capital adjustment(3)	6,553
$203,405

(1)	There were 11,037,528 common shares issued with a fair value of $8.06 per share. The related share issuance costs of $204,000 were recognized against equity.

(2)	AuRico will be entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the 3 years following the acquisition date, the Company renews or extends the Las Torres lease, other than a one-time 3 month extension, after the current lease expires;

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

The contingent consideration related to the Las Torres lease was valued based on factoring the probability of the Company negotiating a lease extension. Management determined the probability of extending the lease to be highly unlikely, resulting in a $nil value. The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation resulting in a valuation of $7,908,000 at the acquisition date. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on stochastic process with mean reversion to a long term trend line.

As at December 31, 2012, an increase in the gold price and movement in the gold forward curve resulted in a $589,000 mark to market loss. The fair value of the contingent consideration as at December 31, 2012 was determined to be $8,497,000.

(3)

The purchase agreement with AuRico stipulated there would be an adjustment of the purchase price based on the working capital of the consolidated Mexgold entity as at the acquisition date. The purchase price was adjusted upward by the amount of the working capital at the acquisition date. The Company estimates the working capital adjustment to be $6,553,000, payable upon final agreement with AuRico.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

The purchase price has been allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. Final fair values will be determined based on independent appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. The Company has incurred acquisition-related costs totaling $789,000 in the form of advisory, legal and professional fees, which have been included in general and administrative costs in the consolidated statement of comprehensive income.

The following sets forth the preliminary allocation of the purchase price to assets acquired and liabilities assumed, based on preliminary estimates of fair values. The final valuations are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. The Company expects to finalize the purchase price allocation in the third quarter of 2013. This is a preliminary purchase price allocation and therefore subject to adjustment over the period to completion of the valuation process.

Summary of purchase price allocation: (in thousands of dollars)
Assets:
Cash and cash equivalents	$843
Receivables	7,306
Inventories	4,868
Prepaid expenses	222
Plant and equipment	10,161
Mineral Properties - El Cubo	192,536
Mineral Properties - Guadalupe y Calvo	5,000
Goodwill	39,245

Total assets	260,181

Liabilities:
Accounts payable and accrued liabilities	(6,465)
Provision for reclamation and rehabilitation	(3,735)
Deferred income tax liability	(46,576)
Total liabilities	(56,776)

Net identifable assets acquired	$203,405

In accordance with our accounting policy, goodwill was tested for impairment at the end of the fourth quarter. When there is an indicator of impairment of non-current assets within a cash generating unit (“CGU”) containing goodwill, management tests the non-current assets for impairment first and recognizes any impairment loss on the non-current assets before testing the CGU containing the goodwill for impairment. The recoverable amount of each CGU has been determined based on its fair value less costs to sell, which has been determined to be greater than the value in use model. For the year ended December 31, 2012, no impairment of goodwill has been recognized.

El Cubo is a producing silver-gold mine located in the southeast part of the historic Guanajuato mining district in central Mexico, only 10 kilometers (km) from Endeavour's operating Bolanitos silver-gold mine in the northwest part of the Guanajuato district.

The El Cubo property consists of 61 mineral concessions covering 8,144 hectares, including several historic and currently active mine adits, ramps and shafts. Approximately 38 individual veins have been identified on the El Cubo property. Veins typically strike northwest, dip 70 degrees southwest and average nearly 2 meters wide. Management believes the El Cubo mine property has good exploration potential for the discovery of both new mineralized veins as well as new ore-bodies within known veins.

Endeavour plans more than 50,000 meters of core drilling over the next 2 years to test several high priority exploration targets and identify new targets. Underground drilling will also assist in upgrading resource blocks and guiding mine and stope development.

Prior to acquisition, quarterly mine production in 2012 had been averaging about 200,000 oz silver and 4,000 oz gold from approximately 100,000 tonnes (1,100 tonnes per day or tpd) grading 77 grams per tonne (gpt) silver and 1.45 gpt gold (157 gpt Ag eq.) at reported cash costs of around US$9-10 per oz of silver produced or US$18-19 per oz of silver equivalent production.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

As such, El Cubo has been viewed as a low grade, high cost mining operation, similar to both the Guanacevi and Bolanitos mines before they were acquired by Endeavour. Endeavour sees strong potential to turn El Cubo into a high grade, low cost, long life underground mine because the new reserve grades for silver and gold at El Cubo are 78% and 51% higher respectively compared to the current production grades, and because of Endeavour’s experience at discovering new high grade ore-bodies, developing them on fast-tracks into production and turning around both production tonnes and ore grades at Guanacevi and Bolanitos.

Endeavour’s new mine plan will focus initially on maintaining the current tonnage throughput at El Cubo around 1,000-1,200 tpd while progressively increasing the production grades closer to the reserve grades over the next 4 to 6 quarters by steadily reducing ore dilution. A new site management was hired in Q3, 2012 several new initiatives to reduce dilution and increase grades are now underway.

The Company currently processes El Cubo ores at the adjacent Las Torres plant leased from Fresnillo PLC to produce bulk silver-gold concentrates. The concentrates are then trucked back to the El Tajo leach plant on the El Cubo property for processing into dore bars. Endeavour is currently rebuilding the surface infrastructure at El Cubo including the El Tajo leach plant, tailings facility, water supply, electrical supply and administration buildings. When complete in Q2, 2013, the El Tajo plant will have 1600 tonnes per day of capacity for both the production of and leaching of concentrates to produce dore bars.

Once production grades have stabilized close to the reserve grades, Endeavour will consider a second phase mine and plant expansion as part of its capital investment program, subject to additional reserve and resource growth.

Guadalupe y Calvo is an advanced gold-silver exploration project located in the historic Guadalupe y Calvo mining district in Chihuahua State, Mexico, approximately 300 km southwest of the city of Chihuahua. The acquisition of the Guadalupe y Calvo project gives Endeavour 100% control of 9 mineral concessions covering 54,872 hectares. Guadalupe y Calvo contains the historic Rosario mine with past production of 2 million oz gold and 28 million oz silver.

Guadalupe y Calvo is a large property covering a classic gold-silver epithermal district. Based on mineralogy and alteration, gold-silver mineralization is of the low-sulphidation epithermal, quartz-adularia type. The system contains quartz veins, breccias and stockworks hosting economically significant gold and silver mineralization.

The project’s main structural feature is the Rosario fault complex. This regional mineralized structure has been traced for more than 6 km and mineralized zones within this fault complex attain widths of up to 80 meters. Historic underground mining widths of high-grade gold-silver mineralization were up to 10 meters thick. Aurico conducted several phases of exploration drilling to outline a high grade mineralized zone in the Rosario vein and Endeavour recently completed a resource estimate based on that drilling.

Endeavour plans to carry out regional prospecting, mapping and sampling at Guadalupe y Calvo in 2013 to more fully assess the exploration potential for both high grade veins and bulk tonnage prospects on the property.

The Company funded the cash requirements on closing from its existing treasury and plans to meet any future cash consideration from consolidated cash flows and a revolving line of credit.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

OPERATING PERFORMANCE

2012 Financial Highlights (compared to 2011)

  Net earnings increased 124% to $42.1 million ($0.45 per share) compared to $18.8 million ($0.22 per share)
  Adjusted earnings(1) increased 24% to $40.2 million ($0.42 per share) compared to $32.4 million ($0.37 per share)
  EBITDA(1) increased 71% to $90.5 million
  Cash flow from operations before working capital changes increased 30% to $82.9 million
  Mine operating cash-flow(1) increased 32% to $114.4 million
  Revenues increased 63% to $208.1 million on 4,815,073 silver oz sold and 35,167 gold oz sold
  Bullion held in inventory included 250,382 oz silver and 2,712 oz gold
  Concentrate inventory held in process included 361,279 oz silver and 6,222 oz gold
  Realized silver price decreased 13% to $30.99 per oz sold (consistent with the average spot price for 2012)
  Realized gold price increased 7% to $1,674 per oz sold (consistent with the average spot price for 2012)
  Cash costs(2) increased 44% to $7.33 per oz silver payable (net of gold credits)
  Cash costs excluding El Cubo decreased 4% to $5.28 and El Cubo cash costs were $35.27
(1)	Adjusted earnings, mine operating cash-flow and EBITDA are non-IFRS measures (see page 25)
(2)	Cash cost is a non-IFRS measure (see page 13)

2012 Production Highlights (compared to 2011)

  Silver production up 20% to 4,485,476 oz
  Gold production up 77% to 38,687 oz
  Silver equivalents production up 33% to 6.4 million oz (at a 50:1 silver:gold ratio)
  Completed the Bolanitos mine and plant expansion to 1600 tpd operating capacity
  Completed the Guanacevi mine and plant expansion to 1,200 tpd operating capacity
  Acquired the El Cubo min and plant operating at 1,100 tpd

2012 Exploration Highlights (compared to 2011)

  Silver Proven and Probable Reserves up 37% to 23.1 million ounces (oz);
  Gold Proven and Probable Reserves up 229% to 222,300 oz;
  Silver Equivalent Proven and Probable Reserves up 67% to 34.2 million oz;
  Silver Measured and Indicated Resources up 62% to 58.5 million oz;
  Gold Measured and Indicated Resources up 96% to 524,800 oz;
  Silver Equivalent Measured and Indicated Resources up 67% to 84.7 million oz;
  Silver Inferred Resources up 74% to 61.1 million oz;
  Gold Inferred Resources up 182% to 520,400 oz;
  Silver Equivalent Inferred Resources up 92% to 87.1 million oz;

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Q4, 2012 Financial Highlights (compared to Q3, 2012)

  Net earnings increased to $14.8 million ($0.15 per share) compared to net earnings of $16 thousand ($0.00 per share)
  Adjusted earnings(1) increased to $12.9 million ($0.13 per share) compared to $1.7 million ($0.02 per share)
  EBITDA(1) increased 877% to $28.2 million
  Cash flow from operations, before working capital changes increased 5% to $20.4 million
  Mine operating cash-flow(1) increased 17% to $31.4 million
  Revenues increased 29% to $66.7 million on 1,345,832 silver oz sold and 13,037 gold oz sold
  Realized silver price increased 14% to $32.87 per oz sold
  Realized gold price increased 4% to $1,725 per oz sold
  Cash costs(2) increased 202% to $12.25 per oz silver payable (net of gold credits)
(1)	Adjusted earnings, mine operating cash-flow and EBITDA are non-IFRS measures (see page 25)
(2)	Cash cost is a non-IFRS measure (see page 13)

Q4, 2012 Production Highlights (compared to Q3, 2012)

  Silver production up 9% to 1,235,026 oz
  Gold production up 10% to 12,917 oz
  Silver equivalents production up 9% to 1.9 million oz (at a 50:1 silver:gold ratio)

Consolidated Production Results

2012 compared to 2011
Silver production for 2012 was 4,485,476 oz, an increase of 20% compared to 3,730,127 oz for 2011 and gold production was 38,687 oz, an increase of 77% compared to 21,810 oz. Plant throughput was 1,065,689 tonnes at average grades of 179 gpt of silver and 1.48 gpt of gold compared to 601,873 tonnes grading 260 gpt of silver and 1.41 gpt of gold. The increased silver and gold production is attributable to the 77% increase in throughput, while silver grades dropped 31% and gold grades increased 4%. The increased tonnage was primarily the result of the Bolanitos expansion and the acquisition of El Cubo during the third quarter. The decreased silver grades are due to rising significance of Bolanitos and the addition of El Cubo, which have lower silver grades compared to Guanacevi. In addition, lower grade silver ores were mined at all operations due to normal grade variations within the ore-bodies and generally higher metal prices.

Guanacevi Production Results

2012 compared to 2011
Silver production at the Guanacevi mine during 2012 was 2,512,943 oz, a decrease of 6% compared to 2,682,035 oz for 2011 and gold production was 7,874 oz, an increase of 15% compared to 6,866 oz. Plant throughput was 418,277 tonnes at average grades of 249 gpt silver and 0.76 gpt gold compared to 363,076 tonnes grading 311 gpt silver and 0.69 gpt gold in 2011. The decreased silver and increased gold production are attributable to the 15% increase in throughput, while silver grades were 20% lower due to normal course ore grade variation in the ore bodies and delayed production from the higher grade Porvenir Cuatro mine.

During the 4th Quarter, the Company discovered discrepancies in its metallurgical balance and Bolanitos concentrate stockpile held at the Guanacevi plant. An internal review found a measurement discrepancy in the system feeding Bolanitos concentrates into the Guanacevi leach plant. As a result, Endeavour estimates that about 227 more tonnes of concentrate were processed during the year than reported, which led to an extra 62,500 oz silver and 1,100 oz gold being credited as Guanacevi production. The average recoveries for gold and silver reported for Guanacevi in the first three quarters of 2012 were therefore overstated, while this adjustment is reflected in the reported 4th quarter recoveries and cash costs.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Bolanitos Production Results

2012 compared to 2011
Silver production at the Bolanitos mine was 1,668,128 ounces, an increase of 59% compared to 1,048,093 oz during 2011 and gold production was 25,920 oz, an increase of 73% compared to 14,943 oz. Plant throughput was 476,687 tonnes at average grades of 148 gpt silver and 2.19 gpt gold compared to 238,797 tonnes grading 183 gpt silver and 2.51 gpt gold. The increased silver and gold production is attributable to the 100% increase in throughput offset by lower ore grades. The Company completed a 60% plant expansion in Q3, 2011 which allowed the Company to significantly increase its throughput compared to the first three quarters 2011. The Company also completed an additional 60% mine expansion in December 2012 creating daily capacity of 1600 tpd.

Historically, the concentrate produced at Bolanitos has been processed at our Guanacevi mine, but with the acquisition of the El Cubo facilities, the Company has been able to process the concentrate at both facilities.

El Cubo Production Results

After Endeavour closed the acquisition of El Cubo on July 13, 2012, the mine produced and processed 170,725 ore tonnes to year-end 2012 in the Las Torres plant at average grades of 94 gpt silver and 1.42 gpt gold. Because the combined residence time to process ore into dore bars in the Las Torres and El Tajo plants is approximately 3 weeks, and Endeavour started with empty plants on July 13, approximately 3 weeks of the total feed, estimated at 21,000 tonnes, remained in process at year-end and had not yet reported to dore, resulting in artificially low reported silver and gold recoveries

Endeavour's new mine plan is focused initially on maintaining the current tonnage throughput at El Cubo around 1,000-1,200 tpd while progressively increasing the production grades closer to the reserve grades over the next four to six quarters by steadily reducing ore dilution. The Company has also reorganized the mine operations team to improve supervision and operating efficiencies, improved safety policies, programs and training to reduce lost time accidents and created a Mine Rescue Team so that our employees will be able to work in a safer environment. The Company accelerated mine development and commenced underground drilling, acquired new mining equipment and three more scoop trams are scheduled to arrive subsequent to December 31, 2012. The plant and surface infrastructure rebuild program also commenced in late Q3, 2012 and is currently on time and budget for scheduled completion in Q2, 2013.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Comparative Table of Consolidated Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2012
Q1, 2012	193,759	229	1.33	1,072,491	6,321	75.2	76.2	6.26	92.44
Q2, 2012	202,987	208	1.47	1,040,026	7,695	76.5	80.3	5.46	86.32
Q3, 2012	306,164	161	1.49	1,137,933	11,754	71.8	80.1	4.70	97.04
Q4, 2012	362,779	151	1.55	1,235,026	12,917	70.1	71.7	12.25	92.86
Total	1,065,689	179	1.48	4,485,476	38,687	73.2	76.5	7.33	92.74
Production 2011
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.62	79.30
Q2, 2011	136,958	266	1.36	850,476	4,831	72.7	80.6	6.98	96.69
Q3, 2011	138,592	263	1.47	858,738	4,926	73.4	75.2	5.03	91.47
Q4, 2011	184,381	252	1.45	1,120,781	7,045	75.0	82.0	4.05	84.14
Total	601,873	260	1.41	3,730,128	21,810	74.1	79.8	5.08	87.55
Production 2010
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.69	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	6.57	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	6.11	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	5.08	80.86
Total	507,010	267	1.37	3,285,634	17,713	75.4	79.4	6.08	82.10

Q4, 2012 : Q4, 2011	97%	-40%	7%	10%	83%	-7%	-13%	202%	10%

Q4, 2012 : Q3, 2012	18%	-6%	4%	9%	10%	-2%	-11%	161%	-4%

YTD 2012:YTD 2011	77%	-31%	4%	20%	77%	-1%	-4%	44%	6%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Comparative Table of Guanacevi Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne

Production 2012 Year:
Q1, 2012	98,963	292	0.60	726,697	1,620	78.2	85.3	12.38	113.69
Q2, 2012	100,208	269	0.87	669,754	2,499	77.4	89.2	8.64	100.81
Q3, 2012	108,343	227	0.87	598,285	2,667	75.7	88.0	10.99	101.82
Q4, 2012	110,763	215	0.69	518,207	1,088	67.7	44.3	18.20	99.70
Total	418,277	249	0.76	2,512,943	7,874	74.6	76.1	12.25	103.83
Production 2011 Year:
Q1, 2011	91,104	307	0.70	663,202	1,750	73.8	85.4	8.63	89.11
Q2, 2011	85,594	310	0.69	618,083	1,633	72.5	86.0	10.85	106.55
Q3, 2011	87,662	305	0.83	647,397	1,933	75.3	82.6	9.61	107.05
Q4, 2011	98,716	320	0.56	753,353	1,550	74.2	87.2	9.82	99.41
Total	363,076	311	0.69	2,682,035	6,866	73.9	85.4	9.71	100.34
Production 2010 Year:
Q1, 2010	69,522	333	0.74	574,796	1,277	77.2	77.2	8.51	87.97
Q2, 2010	75,701	332	0.80	622,385	1,602	77.0	82.3	9.30	100.61
Q3, 2010	75,039	326	0.77	585,422	1,545	74.4	83.2	8.80	94.71
Q4, 2010	91,825	308	0.65	666,343	1,612	73.3	84.0	8.91	84.53
Total	312,087	324	0.74	2,448,946	6,036	75.3	81.9	8.89	91.64

Q4, 2012 : Q4, 2011	12%	-33%	23%	-31%	-30%	-9%	-49%	85%	0%

Q4, 2012 : Q3, 2012	2%	-5%	-21%	-13%	-59%	-11%	-50%	66%	-2%

YTD 2012: YTD 2011	15%	-20%	10%	-6%	15%	1%	-11%	26%	3%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Comparative Table of Bolanitos Mine Operations
Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2012 Year:
Q1, 2012	94,796	163	2.10	345,794	4,701	69.5	73.6	(6.63)	70.26
Q2, 2012	102,779	149	2.05	370,272	5,196	75.2	76.6	(0.31)	72.18
Q3, 2012	117,271	148	2.39	433,388	7,363	77.7	81.7	(9.98)	77.34
Q4, 2012	161,841	140	2.20	518,674	8,660	71.3	75.8	(3.73)	75.66
Total	476,687	148	2.19	1,668,128	25,920	73.4	77.0	(5.20)	74.25
Production 2011 Year:
Q1, 2011	50,838	184	2.53	236,931	3,258	78.8	78.8	(6.59)	61.75
Q2, 2011	51,364	192	2.48	232,393	3,198	73.3	78.1	(3.31)	80.25
Q3, 2011	50,930	190	2.57	211,341	2,993	67.9	71.1	(9.02)	64.66
Q4, 2011	85,665	173	2.48	367,428	5,494	77.1	80.3	(7.77)	66.54
Total	238,797	183	2.51	1,048,093	14,943	74.7	77.5	(6.77)	68.07
Production 2010 Year:
Q1, 2010	43,441	168	2.29	191,414	2,498	81.6	79.5	1.23	65.81
Q2, 2010	48,124	166	2.14	204,054	2,858	79.4	86.3	(1.77)	64.81
Q3, 2010	51,560	177	2.45	211,632	3,060	72.1	75.3	(1.33)	61.91
Q4, 2010	51,798	195	2.66	229,588	3,259	70.7	73.6	(6.02)	74.37
Total	194,923	177	2.39	836,688	11,675	75.7	78.5	(2.14)	66.81

Q4, 2012 : Q4, 2011	89%	-19%	-12%	41%	58%	-8%	-6%	-52%	14%

Q4, 2012 : Q3, 2012	38%	-6%	-8%	20%	18%	-8%	-7%	-63%	-2%

YTD 2012 : YTD 2011	100%	-19%	-13%	59%	73%	-2%	-1%	-23%	9%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Comparative Table of El Cubo Mine Operations
Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2012 Year:
Q1, 2012	-	-	-	-	-	-	-	-	-
Q2, 2012	-	-	-	-	-	-	-	-	-
Q3, 2012	80,550	92	1.42	106,260	1,724	44.6	46.9	29.21	119.32
Q4, 2012	90,175	96	1.42	198,145	3,169	71.2	77.0	38.52	115.25
Total	170,725	94	1.42	304,405	4,893	58.9	62.8	35.27	117.17

Q4, 2012 : Q4, 2011	NA	NA	NA	NA	NA	NA	NA	NA	NA

Q4, 2012 : Q3, 2012	12%	4%	0%	86%	84%	60%	64%	32%	-3%

YTD 2012 : YTD 2011	NA	NA	NA	NA	NA	NA	NA	NA	NA

Cash Costs and Direct Costs (Non-IFRS Measures)

Cash cost per oz and direct cost per tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The cash cost per oz and direct cost per tonne are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of ore processed as the cost of sales net of changes in inventories. The cash cost per oz of silver produced reflects the cost of sales, net of changes in inventories, changes in the fair market value of gold inventories and gold credits.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2012):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date		For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$91,800	$34,814	$24,485	$15,890	$16,611
Royalties	1,866	469	454	482	461
Change in Inventories	4,263	719	1,556	1,149	839
Direct Costs	$97,929	$36,002	$26,495	$17,521	$17,911
Change in By-Product Inventories	(6,526)	1,462	(6,486)	(2,869)	1,367
By-Product gold sales	(58,865)	(22,488)	(14,707)	(9,034)	(12,636)
Cash Costs	$32,538	$14,976	$5,302	$5,618	$6,642
Throughput tonnes	1,065,689	362,779	306,164	202,987	193,759
Ozs Produced	4,485,476	1,235,026	1,137,933	1,040,026	1,072,491
Ozs Payable	4,440,621	1,222,676	1,126,554	1,029,626	1,061,766
Ozs Sold	4,815,073	1,345,832	1,294,241	1,075,000	1,100,000
Realized silver price	30.99	32.87	28.72	29.21	33.10
Direct Cost per Tonne US$ (1) (2)	$92.74	$92.86	$97.04	$86.32	$92.44
Cash Cost Per Oz US$ *	$7.33	$12.25	$4.70	$5.46	$6.26

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date		For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$47,802	$12,839	$12,604	$11,535	$10,824
Royalties	1,866	469	454	482	461
Change in Inventories	(6,239)	(2,265)	(2,025)	(1,915)	(34)
Direct Costs	$43,429	$11,043	$11,033	$10,102	$11,251
Change in By-Product Inventories	1,122	1,214	(363)	(421)	692
By-Product gold sales	(14,064)	(2,922)	(4,158)	(3,951)	(3,033)
Cash Costs	$30,487	$9,335	$6,512	$5,730	$8,910
Throughput tonnes	418,277	110,763	108,343	100,208	98,963
Ozs Produced	2,512,943	518,207	598,285	669,754	726,697
Ozs Payable	2,487,814	513,025	592,302	663,056	719,430
Direct Cost per Tonne US$	$103.83	$99.70	$101.83	$100.81	$113.69
Cash Cost Per Oz US$ *	$12.25	$18.20	$10.99	$8.64	$12.38

Bolanitos Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date		For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$29,588	$9,986	$9,460	$4,355	$5,787
Change in Inventories	5,806	2,259	(390)	3,064	873
Direct Costs	$35,394	$12,245	$9,070	$7,419	$6,660
Change in By-Product Inventories	(6,088)	281	(4,596)	(2,448)	675
By-Product gold sales	(37,884)	(14,441)	(8,757)	(5,083)	(9,603)
Cash Costs	$(8,578)	$(1,915)	$(4,283)	$(112)	$(2,268)
Throughput tonnes	476,687	161,841	117,271	102,779	94,796
Ozs Produced	1,668,128	518,674	433,388	370,272	345,794
Ozs Payable	1,651,447	513,487	429,054	366,569	342,336
Direct Cost per Tonne US$	$74.25	$75.66	$77.34	$72.18	$70.26
Cash Cost Per Oz US$ *	($5.19)	($3.73)	($9.98)	($0.31)	($6.63)

El Cubo Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date		For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$14,410	$11,989	$2,421
Change in Inventories	4,696	725	3,971
Direct Costs	$19,106	$12,714	$6,392	$-	$-
Change in By-Product Inventories	(1,560)	(33)	(1,527)
By-Product gold sales	(6,917)	(5,125)	(1,792)
Cash Costs	$10,629	$7,556	$3,073	$-	$-
Throughput tonnes	170,725	90,175	80,550
Ozs Produced	304,405	198,145	106,260
Ozs Payable	301,361	196,164	105,197
Direct Cost per Tonne US$ (1) (2)	$117.17	$115.25	$119.32
Cash Cost Per Oz US$ *	$35.27	$38.52	$29.21

* Based on payable silver production attributable to cost of sales
(1) El Cubo cost per tonne for Q3 & Q4 2012 has been adjusted for the change in-circuit costs of $3,219
(1) El Cubo cost per tonne for Q4 has been adjusted for the change in-circuit costs of ($1,978) and includes a write down of $1,715

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2011):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$39,409	$5,944	$10,997	$12,109	$10,359
Royalties	2,228	516	636	631	445
Add/(Subtract):
Change in Inventories	11,052	9,053	1,044	502	453
Direct Costs	$52,689	$15,513	$12,677	$13,242	$11,257
Add/(Subtract):
Change in By-Product Inventories	(9,297)	(6,657)	(472)	(1,302)	(866)
By-Product gold sales	(24,621)	(4,358)	(7,932)	(6,060)	(6,271)
Cash Costs	$18,771	$4,498	$4,273	$5,880	$4,120
Throughput tonnes	601,873	184,381	138,592	136,958	141,942
Ozs Produced	3,730,128	1,120,781	858,738	850,476	900,133
Ozs Payable	3,692,827	1,109,573	850,152	841,970	891,132
Ozs Sold	2,838,784	400,000	757,548	804,881	876,355
Realized silver price	35.61	27.12	40.72	37.65	33.18
Direct Cost per Tonne US$	$87.54	$84.14	$91.47	$96.69	$79.31
Cash Cost Per Oz US$ *	$5.08	$4.05	$5.03	$6.98	$4.62

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$26,869	$3,642	$7,084	$8,555	$7,588
Royalties	2,228	516	636	631	445
Add/(Subtract):
Change in Inventories	7,338	5,655	1,664	(66)	85
Direct Costs	$36,435	$9,813	$9,384	$9,120	$8,118
Add/(Subtract):
Change in By-Product Inventories	(2,384)	(1,670)	(371)	(204)	(139)
By-Product gold sales	(8,259)	(819)	(2,852)	(2,274)	(2,314)
Cash Costs	$25,792	$7,324	$6,161	$6,642	$5,665
Throughput tonnes	363,076	98,716	87,662	85,594	91,104
Ozs Produced	2,682,035	753,353	647,397	618,083	663,202
Ozs Payable	2,655,214	745,819	640,923	611,902	656,570
Direct Cost per Tonne US$	$100.35	$99.41	$107.05	$106.55	$89.11
Cash Cost Per Oz US$ *	$9.71	$9.82	$9.61	$10.85	$8.63

Bolanitos Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$12,540	$2,302	$3,913	$3,554	$2,771
Add/(Subtract):
Change in Inventories	3,714	3,398	(620)	568	368
Direct Costs	$16,254	$5,700	$3,293	$4,122	$3,139
Add/(Subtract):
Change in By-Product Inventories	(6,913)	(4,987)	(101)	(1,098)	(727)
By-Product gold sales	(16,362)	(3,539)	(5,080)	(3,786)	(3,957)
Cash Costs	$(7,021)	$(2,826)	$(1,888)	$(762)	$(1,545)
Throughput tonnes	238,797	85,665	50,930	51,364	50,838
Ozs Produced	1,048,093	367,428	211,341	232,393	236,931
Ozs Payable	1,037,613	363,754	209,229	230,068	234,562
Direct Cost per Tonne US$	$68.07	$66.54	$64.66	$80.25	$61.75
Cash Cost Per Oz US$ *	($6.77)	($7.77)	($9.02)	($3.31)	($6.59)

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2010):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$40,302	$10,901	$10,711	$9,752	$8,938
Royalties	1,212	322	147	515	228
Add/(Subtract):
Change in Inventories	109	391	(559)	468	(191)
Direct Costs	41,623	11,614	10,299	10,735	8,975
Add/(Subtract):
Change in By-Product Inventories	683	807	(1,075)	(70)	1,021
By-Product gold sales	(22,528)	(7,915)	(4,401)	(5,292)	(4,920)
Cash Costs	$19,778	$4,506	$4,823	$5,373	$5,076
Throughput tonnes	507,010	143,623	126,599	123,825	112,963
Ozs Produced	3,285,634	895,931	797,054	826,439	766,210
Ozs Payable	3,252,778	886,973	789,080	818,176	758,549
Ozs Sold	3,260,729	851,094	849,858	772,126	787,651
Realized Silver Price	19.62	24.16	18.46	18.65	16.93
Direct Cost per Tonne US$	$82.10	$80.86	$81.35	$86.69	$79.45
Cash Cost Per Oz US$ *	$6.08	$5.08	$6.11	$6.57	$6.69

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$27,648	$6,913	$8,016	$6,785	$5,934
Royalties	1,212	322	147	515	228
Add/(Subtract):
Change in Inventories	(259)	527	(1,056)	316	(46)
Direct Costs	28,601	7,762	7,107	7,616	6,116
Add/(Subtract):
Change in By-Product Inventories	676	585	(255)	63	283
By-Product gold sales	(7,727)	(2,472)	(1,751)	(1,948)	(1,556)
Cash Costs	$21,550	$5,875	$5,101	$5,731	$4,843
Throughput tonnes	312,087	91,825	75,039	75,701	69,522
Ozs Produced	2,448,946	666,343	585,422	622,385	574,796
Ozs Payable	2,424,457	659,681	579,566	616,161	569,049
Direct Cost per Tonne US$	$91.64	$84.53	$94.71	$100.61	$87.97
Cash Cost Per Oz US$ *	$8.89	$8.91	$8.80	$9.30	$8.51

Bolanitos Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$12,654	$3,988	$2,695	$2,967	$3,004
Add/(Subtract):
Change in Inventories	368	(136)	497	152	(145)
Direct Costs	13,022	3,852	3,192	3,119	2,859
Add/(Subtract):
Change in By-Product Inventories	7	222	(820)	(133)	738
By-Product gold sales	(14,801)	(5,443)	(2,650)	(3,344)	(3,364)
Cash Costs	$(1,772)	$(1,369)	$(278)	$(358)	$233
Throughput tonnes	194,923	51,798	51,560	48,124	43,441
Ozs Produced	836,688	229,588	211,632	204,054	191,414
Ozs Payable	828,321	227,292	209,514	202,015	189,500
Direct Cost per Tonne US$	$66.81	$74.37	$61.91	$64.81	$65.81
Cash Cost Per Oz US$ *	($2.14)	($6.02)	($1.33)	($1.77)	$1.23

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Exploration Results

In January 2012, Endeavour commenced an aggressive $15.0 million, surface exploration drill program to test multiple exploration targets within three of the mining districts where Endeavour is currently active in Mexico. Subsequent to the acquisition of El Cubo, the Company added an additional 11,000 meters and $2.6 million to explore El Cubo targets and follow up on the San Sebastian property’s year to date results. By the end of 2012, 191 diamond drill holes totalling 74,000 meters of core were completed.

At Bolanitos, the Company continued to enjoy exploration success with three drill rigs working to more fully delineate high grade, silver-gold mineralization in the La Luz, Daniela, Lana and La Joya veins. In September, the Company released drill results and announced the extension of the known mineralized zones in the Daniela and Lana veins to more than 950 meters and 750 meters long respectively with both still open for expansion. The Company started the second phase of drilling at the nearby Belen property following the 2011 drill results and drilled the Asuncion zone of the La Luz vein north-west of the Lucero discoveries. In June, the Company acquired an option to purchase the Lourdes silver-gold property 40 km northeast of Bolanitos. The Lourdes property covers a silver-gold low sulphidation epithermal vein system more than five kilometres long. The vein system includes three main veins, El Tigre, La Blanca and P131, and several secondary veins. Although Lourdes is considered to be an early stage exploration property, there are several small historic mines located on the property, which consist of three concessions totalling 509 hectares.

At Guanacevi, one drill rig tested the Milache property 5 km north of the plant to more fully delineate the high grade, silver-gold mineralization discovered on the Santa Cruz vein. The Company announced in November that drilling had extended the mineralized zone 300 meters long by 250 meters deep, still open for expansion north and at depth. The Company also acquired the small San Fernando property (20 hectares), strategically located adjacent to Endeavour's emerging new high grade silver-gold discovery on the Milache property. San Fernando covers the upper portion of the Santa Cruz vein which hosts the Milache mineralization, and holds good potential to host any northern extensions of the Milache discovery. The Company completed drilling on the La Brisa property south of Guanacevi with disappointing results and is currently assessing new targets on the property.

The newly acquired El Cubo property consists of 61 mineral concessions covering 8,144 hectares, including several historic and currently active mine adits, ramps and shafts. Approximately 38 individual veins have been identified on the El Cubo property. Veins typically strike northwest, dip 70 degrees southwest and average nearly 2 meters wide. AuRico previously identified 16 separate exploration targets outside of the existing mines at El Cubo with potential for new silver-gold vein discoveries.

The Villalpando vein is the main vein on the property. It has been traced for more than 5 km in length and historically has been the most productive vein on the El Cubo property. Mineralized ore zones at El Cubo typically extend laterally for hundreds of meters along strike and extend vertically to depths greater than 500 meters below the surface. The most favourable host rocks for mineralization are the Guanajuato Conglomerate and the overlying La Bufa Rhyolite. Ore potential within the Villalpando vein is still open at depth below some of the shallow historic mine workings as well as to the south for up to 4 km along strike. Initial drilling in late 2012 at El Cubo focused on filling in an area called the Villalpando Gap, with limited success.

Endeavour's June 1st, 2012 reserve/resource reviews outlined 28 separate target areas in and around the existing mines at El Cubo with near-term potential to delineate new reserves and resources. Since acquiring the El Cubo property, the Company undertook mapping, sampling, permitting and drilling to test the high priority targets.

Endeavour has enjoyed a great success exploring and discovering new mineralized zones in the area of the Bolanitos Mine in Guanajuato since 2007. Endeavour's exploration team is very familiar with, and has a good knowledge of, the Guanajuato district geology and silver-gold mineralization. Management believes the El Cubo mine property has good exploration potential for the discovery of both new mineralized veins as well as new ore-bodies within known veins. Endeavour plans more than 50,000 meters of core drilling over the next 2 years to test several high priority exploration targets and identify new targets. Underground drilling will also assist in upgrading resource blocks and guiding mine and stope development.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

At San Sebastian, Endeavour drilled 14,000 m of core in 35 drill holes and announced in May and December the results of an exciting new high grade silver-gold discovery zone over 900 m long in the Terronera vein. A maiden resource was estimated after year-end and in 2013, the Company will focus on trying to increase the resource so that the deposit is large enough to enter into feasibility and permitting in 2014.

In addition to El Cubo and Guadalupe y Calvo, Endeavour acquired two new, district scale exploration properties in 2012, optioning the Panuco and Laberinto properties in Durango state, Mexico in July and the El Inca property in Chile in August. The Panuco property covers 13,857 hectares along a 20 km length of the Sierra de la Silla mountain range at elevations of 2100 meters (m) to 2800 m and is readily accessed by paved and gravel roads about a 1 ½ hour drive from Durango City. The Panuco property adjoins and is sandwiched between the La Preciosa property of Orko Silver to the southeast and the San Lucas property of Oremex Silver to the northwest. The Laberinto property covers 92 hectares and is surrounded by the Panuco property. The Panuco and Laberinto properties have excellent exploration potential for both bulk tonnage, open pit and high grade, underground silver-gold deposits. Panuco and Laberinto together represent another district scale, silver-gold exploration opportunity to add to Endeavour's portfolio of exciting exploration properties

Panuco and Laberinto straddle the same regional northwest-trending fault structure that passes through and appears to be related to the silver-gold mineralization on the La Preciosa and San Lucas properties. At Panuco, Arcelia has mapped and sampled on a reconnaissance scale a major low sulfidation, epithermal, multi-vein system with both bulk tonnage and high grade silver-gold potential. At Laberinto, Avino previously conducted exploration along one vein with sub-economic results but the prospective alteration zone surrounding the vein remains to be tested. Eight mineralized zones have been identified to date over a 5 km by 5 km area at the south end of the Panuco property.

Endeavour conducted systematic geologic mapping, sampling and trenching of the eight vein-stockwork zones at the south end of the Panuco property and on the Laberinto property in 2012. A 50 line-km Controlled-source Audio-frequency Magneto-telluric (CSAMT) geophysical survey was also carried out to trace the main mineralized structures along strike and at depth. This work was followed up by 3000 m of diamond drilling in 12 holes to evaluate both the bulk tonnage and high grade ore potential of one initial geophysical target at Panuco with geologically but not yet economically interesting results.

The El Inca silver-gold properties cover 447 hectares located about 250 kilometers (km) northeast of Antofagasta and 27 km northwest of Calama in northern Chile and are readily accessible by road only 14 to 22 km west of Codelco's huge Chuquicamata copper mine. The El Inca properties have excellent exploration potential for both bulk tonnage, open pit silver-lead-zinc mines like San Cristobal and high grade, underground silver-gold mines like El Penon (south of El Inca in Chile). El Inca represents another district scale, silver exploration opportunity added to Endeavour's portfolio of exciting exploration properties

El Inca covers a large argillic alteration zone containing iron-manganese oxides and sulphates measuring 2.5 km by 1.5 km. Mineralization consists of silver-lead-zinc sulfides associated with quartz-calcite-barite disseminations, stock-works and veins. Four main veins are hosted in dacite dome intrusions and volcaniclastic rocks of the Eocene Cerro Los Picos Intrusive Complex, they outcrop for up to 1.6 km along strike, range up to 4 m wide and are surrounded by altered and mineralized low grade envelopes up to 100 m thick.

The properties were originally exploited as small, high grade, underground mines in the late 1880's. El Inca was last explored and mined until 1982 by Codelco who mined underground and heap-leached 128,000 tonnes grading 227 grams per tonne (gpt). At closure, Codelco reported a resource totalling 1.49 million tonnes grading 158 gpt silver (7.6 million oz Ag). This resource estimate is now considered to be historic, it is not 43-101 compliant, has not been verified by Endeavour and should not be relied upon. In 2012, Endeavour completed geological mapping, sampling and geophysical IP-resistivity surveying to outline a large, prospective bulk tonnage target for drilling in 2013.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

RESERVES AND RESOURCES

The updated NI 43-101 reserve and resource estimates to December 31, 2012 include the Company’s three active silver mining and exploration projects in Mexico, the Guanacevi Mine in Durango state, the Bolanitos Mine, the El Cubo Mines in Guanajuato state, the Parral Exploration project in Chihuahua state, the Arroyo Seco Exploration project in the Michoacan state, the Guadelupe y Calvo project in Chihuahua state and the San Sebastian project in Jalisco State.

The Company retained Micon International Ltd (“Micon”), to audit the reserves and resources and audit the newly generated resources to December 15, 2012 for the Guanacevi project. The Qualified Persons for reporting the Guanacevi reserves are William J. Lewis, B.Sc. P. Geo., and Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM employees with Micon. The Qualified Persons for reporting the Guanacevi resources, are Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM and Alan J. San Martin MAusIMM(CP). The latter two are also Micon employees.

The Company retained Micon, to audit the reserves and resources and audit the newly generated resources to December 15, 2012 for the Bolanitos project. The Qualified Persons for reporting the Bolanitos reserves are William J. Lewis, B.Sc. P. Geo., and Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM employees with Micon. The Qualified Persons for reporting the Bolanitos resources, are Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM and Alan J. San Martin MAusIMM(CP). The latter two are also Micon employees.

The Company retained Micon, to audit the resources and audit the newly generated resources to December 15, 2012 for the San Sebastian project and the Guadelupe y Calvo project. The Qualified Person for reporting for these two projects, are Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM and Alan J. San Martin MAusIMM(CP). The latter two are also Micon employees

The Company retained Micon, to audit the updated resources to December 31, 2010, based on the then current metal prices for the Parral Project (El Cometa Property). The Qualified Persons for reporting the Parral resources are William J. Lewis, B.Sc., P.Geo, Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM and Dibya Kanti Mukhopadhyay, M.Sc., MAusIMM., who are Micon employees.

The Company retained Don Cameron, consulting geologist to audit the reserves and resources to June 1, 2012 for the El Cubo mine. The Qualified Person for reporting the El Cubo reserves is Don Cameron, P. Geo. The Qualified Person for reporting the El Cubo resources, is also Don Cameron, P.Geo.

The Qualified Persons for reporting the Arroyo Seco resources are David St Clair Dunn, P.Geo, who is a geological consultant and Barry Devlin, P.Geo who was the Company’s Vice President of Exploration.

The reserve and resource statements for the Guanacevi, Bolanitos, El Cubo, Parral, Guadalupe y Calvo, San Sebastian and Arroyo Seco Projects were classified using the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards on Mineral Resources and Reserves (CIM Standards) and the guidelines of NI 43-101. The information should be read in conjunction with corresponding technical reports. Micon's report for the Parral project was filed March 1, 2011 on Sedar. The Arroyo Seco report filed on Sedar March 21, 2011 was authored by David St Clair Dunn B.Sc.,P.Geo and Barry Devlin M.Sc., P. Geo, who are both Qualified Persons

The Guanacevi, Bolanitos, Guadelupe y Calvo and San Sebastian technical reports will be filed before March 30, 2013. The mineral reserve figures reported here are in addition to the reported mineral resources.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Reserves and Resources (as of December 15, 2012)

Reserves Proven & Probable
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Proven
Guanacevi	423,000	243	0.52	3,308,000	7,000
Bolanitos	938,000	145	1.96	4,363,300	59,100
El Cubo	145,000	116	1.80	540,800	8,400
Total Proven	1,506,000	170	1.54	8,212,100	74,500
Probable
Guanacevi	797,000	234	0.38	5,999,500	9,600
Guanajuato	707,000	135	2.00	3,075,500	45,500
El Cubo	1,310,000	137	2.20	5,770,100	92,700
Total Probable	2,814,000	164	1.63	14,845,100	147,800
Total Proven & Probable	4,320,000	166	1.60	23,057,200	222,300

Resources Measured & Indicated
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Measured
Guanacevi	129,000	312	0.49	1,294,000	2,000
Bolanitos	553,000	156	2.60	2,775,800	46,200
El Cubo	256,000	78	1.58	642,000	13,000
Total Measured	938,000	156	2.03	4,711,800	61,200
Indicated
Guanacevi	3,014,000	232	0.49	22,433,700	47,700
Bolanitos	1,472,418	135	1.97	6,391,900	93,200
El Cubo	1,095,000	108	1.81	3,802,100	63,700
San Sebastian	1,835,000	193	1.17	11,400,300	69,300
Guadelupe y Calvo	1,861,000	119	2.38	7,147,300	142,500
Total Indicated	9,277,418	172	1.40	51,175,300	416,400
Total Measured & Indicated	10,215,418	170	1.45	55,887,100	477,600

Resources Inferred
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Guanacevi	1,429,000	259	0.52	11,921,200	24,000
Bolanitos	1,595,000	144	1.66	7,384,400	85,200
El Cubo	2,480,000	143	2.77	11,401,900	220,900
San Sebastian	3,095,000	196	1.39	19,500,400	138,100
Guadalupe y Calvo	154,000	94	2.14	464,600	10,600
Total Inferred	8,753,000	180	1.70	50,672,500	478,800

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Silver-Gold-Lead-Zinc Resources (as of December 15, 2012)

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Pb %	Zn%
Resources Indicated
Parral	1,631,000	49	0.90	2,589,900	47,200	2.87	2.86
Indicated	1,631,000	49	0.90	2,589,900	47,200	2.87	2.86

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Pb %	Zn%
Resources Inferred
Guanacevi	644,000	124	0.14	2,577,300	3,000	1.73	3.32
Parral	1,303,000	63	0.88	2,658,900	36,900	2.55	2.28
Arroyo Seco	738,000	220	0.07	5,220,000	1,700	0.65	0.18
Inferred	2,348,000	117	0.52	10,456,200	41,600	1.85	1.76

Notes:
	1.	Reserve cut-off at Guanacevi is 158 g/t Ag
	2.	Reserve cut-off at Bolanitos is 111 g/t Ag
	3.	Reserve cut off at El Cubo is 135 g/t Ag
	4.	Mining width is 2.0 meters
	5.	Dilution is 15% after it has been diluted to a minimum mining width if required
	6.	Resource cut-off for the Guanacevi and Bolanitos mines are 100 g/t Ag equivalent
	7.	Resource cut off for the El Cubo mine is 98 g/t Ag equivalent
	8.	Reserve and Resource Silver equivalent is 50:1 for Silver to Gold
	9.	Resource cut off for the San Sebastian property is 100 g/t Ag equivalent
	10.	Resource cut off for the Guadalupe y Calvo property is 100 g/t Ag equivalent
	11.	At the Parral project a cut-off using NSR of $40 is used with the prices listed below
	12.	The cut-off used for Arroyo Seco was 100 g/t Ag

Net Smelter Return (NSR) Cut-off Parameters for the Parral Project

Description	Parameter	Description	Parameter
Gold Price	US $1,000/oz	Gold Recovery (Overall)	75%
Silver Price	US $16/oz	Silver Recovery (Overall)	71%
Lead Price	US $0.65/lb	Lead Recovery (Overall)	80%
Zinc Price	US $0.65/lb	Zinc Recovery (Overall)	74%
Smelter Terms	Generic Contract

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

CONSOLIDATED FINANCIAL RESULTS

Selected Annual Information

In thousand of dollars except for per share amounts
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2012	2011	2010

Revenue	$208,079	$127,997	$86,510

Net earnings (loss):
(i) Total	$42,117	$18,755	$(20,443)
(ii) Basic per share	$0.45	$0.22	$(0.31)
(iii) Diluted per share	$0.42	$0.22	$(0.31)

Dividends per share	$-	$-	$-

	December 31,	December 31,	December 31,
	2012	2011	2010
Total assets	$477,527	$249,021	$187,097
Total long-term liabilities	$89,846	$36,665	$44,551

Review of Consolidated Financial Results

Year ended December 31, 2012 compared with the year ended December 31, 2011

For the year ended December 31, 2012, the Company’s mine operating earnings were $78.0 million (2011: $68.8 million) on sales of $208.1 million (2011: $128.0 million) with cost of sales of $130.1 million (2011: $59.2 million).

Operating earnings were $53.7 million (2011: $47.5 million) after exploration costs of $11.2 million (2011: $10.2 million) and general and administrative costs of $13.1 million (2011: $11.1 million).

Earnings before taxes were $60.1 million (2011: $35.6 million) after mark to market gain on derivative liabilities (see adjusted earnings comment on page 25) of $1.9 million (2011: loss of $13.7 million), mark to market loss on contingent liabilities of $0.6 million (2011: $nil), foreign exchange gain of $3.4 million (2011: loss of $4.7 million), investment and other income of $2.2 million (2011: $6.5 million) and finance costs of $0.5 million (2011: $27 thousand). The Company realized net earnings for the period of $42.1 million (2011: $18.8 million) after an income tax provision of $18.0 million (2011: $16.8 million).

Sales of $208.1 million for the year represent a 63% increase over the $128.0 million for 2011. There was a 70% increase in silver ounces sold, offset by a 13% decrease in the realized silver price resulting in a 48% increase in silver sales, and there was a 106% increase in gold ounces sold with 7% increase in realized gold prices resulting in a 120% increase in gold sales. During the year, the Company sold 4,815,073 oz silver and 35,167 oz gold, for realized prices of $30.99 and $1,674 per oz respectively as compared to sales of 2,838,784 oz silver and 17,044 oz gold, for realized prices of $35.61 and $1,570 per oz respectively in 2011. For 2012, the realized prices of silver and gold were consistent with the average silver spot price during the year of $31.15 and average gold spot price during the year of $1,669. The Company accumulated 611,661 oz silver and 8,934 oz gold in finished goods inventory at December 31, 2012 as compared to 980,109 oz silver and 5,407 oz gold at December 31, 2011. The cost allocated to these finished goods is $18.7 million, net of a $1.5 million write down of the El Cubo finished goods, compared to $18.5 million at December 31, 2011.

Due to the downward correction in metal prices in the 4th quarter 2011, Endeavour elected to hold a significant portion of the Q4, 2011 silver and gold production in inventory rather than sell at the lower prices. In 2012, the increased significance of Bolanitos substantially increased the inventory held as concentrate. Management is investigating the direct sale of concentrate to smelters or metal traders as an economic option to processing the concentrate inventory at the Guanacevi and El Tajo plants.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Cost of sales for 2012 was $130.1 million, an increase of 120% over the cost of sales of $59.2 million in 2011. The 120% increase in the cost of sales is a result of a couple of factors. The Company sold 70% more silver ounces during 2012 as compared to 2011. The remaining change is attributable to the lower grade ore tonne, while industry wide technical labour shortage has put significant pressure on production costs. These increased costs were offset by lower depletion costs as reserves continued to grow at Bolanitos. Furthermore, the Company acquired the El Cubo mine, a high cost operation which has been operating at a loss since acquisition, resulting in a reduced gross margin on a consolidated basis. The costs for the El Cubo mine include write downs of inventory to net realizable values during the year of $6.2 million. The write down of inventory to net realizable value of $6.2 million is comprised of write downs of both finished goods and work in process inventories at the El Cubo mine. The Company took a write down of $3.3 million on the inventory that was held at September 30, 2012, which was sold during Q4, and took a write down of $2.9 million on the inventory held at December 31, 2012. The December 31, 2012 write down consists of a write down of finished goods inventory of $1.5 million and a write down of work in process inventory of $1.4 million.

Exploration expenses increased to $11.2 million from $10.2 million in 2011 reflecting management’s decision to increase exploration activities in 2012. General and administrative expenses increased by 18% to $13.1 million for 2012 as compared to $11.1 million in 2011 primarily due to increased corporate development costs, listing and regulatory fees, human resource costs, share-based compensation and additional costs incurred related to due diligence activities and acquisition costs.

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different from the functional currency of the Company. During 2012, there was a mark to market gain on derivative liabilities (see adjusted earnings comment on page 21) of $1.9 million, while in 2011 there was a mark to market loss on derivative liabilities of $13.7 million. The gain is a reflection of the Company’s share price decreasing from CAN$9.89 at December 31, 2011 to CAN$7.84 at period-end offset by a number of warrant exercises during the year when the Company’s share price was slightly higher.

The mark to market loss on the contingent liability is a result of a revaluation, based on the Monte Carlo approach, of the contingent consideration related to the acquisition of Mexgold. An increase in the gold price and movement in the gold forward curve resulted in a $0.6 million mark to market loss from the date of acquisition.

The Company experienced a foreign exchange gain of $3.4 million as compared to a loss of $4.7 million in 2011. The $3.4 million gain is primarily due to the strengthening of the Mexican Peso against the US Dollar, which resulted in higher valuations on the Mexican Peso cash accounts and the Mexican Peso denominated inventory amounts.

Investment and other income decreased to $2.2 million from $6.5 million in 2011 primarily due to decreased activity in short term silver and gold options that the Company enters into from time to time as part of its metal sales strategy. There was an income tax provision of $18.0 million in 2012 as compared to $16.8 million in 2011. The Mexican subsidiaries have been more profitable due to the increased production in 2012 compared to 2011, however improved tax strategies have slightly reduced the Company’s 2012 tax on income relative to 2011.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Three months ended December 31, 2012 compared with the three months ended December 31, 2011

For the three month period ended December 31, 2012, the Company’s mine operating earnings were $17.9 million (2011: $6.8 million) on sales of $66.7 million (2011: $17.5 million) with cost of sales of $48.8 million (2011: $10.7 million).

Operating earnings were $10.5 million (2011: $0.5 million) after exploration costs of $3.9 million (2011: $3.3 million) and general and administrative costs of $3.5 million (2011: $3.0 million).

Earnings before taxes were $17.3 million (2011: loss of $1.8 million) after mark to market loss on derivative liabilities (see adjusted earnings comment on page 25) of $1.9 million (2011: loss of $0.3 million), a foreign exchange gain of $0.4 million (2011: loss of $1.5 million), a mark to market gain on contingent liabilities of $4.4 million (2011: $nil), investment and other income of $0.4 million (2011: gain of $3.5 million) and finance costs of $0.3 million (2011: $9 thousand). The Company realized net earnings for the period of $14.8 million (2011: loss of $1.8 million) after an income tax provision of $3.5 million (2011: $0.5 million).

Sales of $66.7 million for the period represent a 281% increase over the $17.5 million for the same period in 2011. There was a 236% increase in silver ounces sold with a 21% increase in the realized silver price resulting in a 308% increase in silver sales, and there was a 226% increase in gold ounces sold with 4% increase in realized gold prices resulting in a 238% increase in gold sales. During the period, the Company sold 1,345,832 oz silver and 13,037 oz gold, for realized prices of $32.87 and $1,725 per oz respectively as compared to sales of 400,000 oz silver and 4,000 oz gold, for realized prices of $27.12 and $1,664 per oz respectively in the same period of 2011. The realized prices of silver and gold during the period are consistent with the average silver spot price during the period of $32.64 and average gold spot price during the period of $1,719 due to the timing of sales.

The Company accumulated 611,661 oz silver and 8,934 oz gold finished goods at December 31, 2012 as compared to 734,816 oz silver and 9,159 oz gold at September 30, 2012. The cost allocated to these finished goods is $18.7 million, net of a $1.5 million write down of the El Cubo finished goods, compared to $18.9 million, net of a $2.3 million write-down of the El Cubo finished goods, at September 30, 2012.

Due to the downward correction in metal prices in the 4th quarter 2011, Endeavour elected to hold a significant portion of the Q4, 2011 silver and gold production in inventory rather than sell at the lower prices. In 2012, the increased significance of Bolanitos substantially increased the inventory held as concentrate. Subsequent to December 31, 2012, management is investigating the direct sale of concentrate as an option to processing the inventory at the Guanacevi and El Tajo plants.

Cost of sales for the period was $48.8 million, an increase of 356% over the cost of sales of $10.7 million for the same period of 2011. The 356% increase in the cost of sales is a result of a couple of factors. The Company sold 236% more silver ounces during the period as compared to the comparative period, experienced a 159% increase in depreciation and depletion as the Company had higher accumulated cost bases and the Company experienced additional labour cost pressures at both the Guanacevi and Bolanitos operations as well as increases in other input cost. Furthermore, the Company acquired the El Cubo mine, a high cost operation which has been operating at a loss since acquisition, resulting in a reduced gross margin on a consolidated basis. During the quarter the Company took a write down to net realizable value of $2.9 million on the El Cubo Mine. The write down is comprised of write downs of both finished goods and work in process inventories.

Exploration expenses increased in Q4 2012 to $3.9 million from $3.3 million in the same period of 2011 based on the timing of the exploration activities in 2012. General and administrative expenses increased to $3.5 million for the period as compared to $3.0 million in the same period of 2011 primarily due to increased corporate development costs, listing and regulatory fees, human resource costs, share-based compensation and additional costs incurred related to due diligence activities and acquisition costs offset by a weakened Canadian Dollar.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different from the functional currency of the Company. During the period, there was a mark to market gain on derivative liabilities (see adjusted earnings comment on page 25) of $1.9 million, while the same period in 2011 had a mark to market loss on derivative liabilities of $0.3 million. The gain is a reflection of the Company’s share price decreasing from CAN$9.80 at September 30, 2012 to CAN$7.84 at period end.

The mark to market gain on the contingent liability is a result of a revaluation, based on the Monte Carlo model, of the contingent consideration related to the acquisition of Mexgold. A decrease in the gold price and movement in the forward curve resulted in a $4.4 million mark to market gain during the fourth quarter of 2012.

The Company experienced a foreign exchange gain of $0.4 million in Q4 2012 as compared to a loss of $1.5 million for the same period of 2011. The $0.4 million gain is primarily due to the strengthening of the Mexican Peso against the US Dollar during the quarter, which resulted in higher valuations on the Mexican Peso cash accounts and the Mexican Peso denominated inventory amounts.

There was an income tax provision of $3.5 million in Q4 2012 as compared to $0.5 million for the same period of 2011 due to the increased profitability during the fourth quarter of 2012 compared to the same period in 2011.

Summary of Quarterly Results

	Dec. 31, 2012				Dec. 31, 2011
(in US$000s except per share amounts)	Period End				Period End

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Total revenues	$66,719	$51,880	$40,434	$49,046	$17,506	$38,776	$36,363	$35,352

Direct costs	34,814	24,485	15,890	16,611	5,944	10,997	12,109	10,359
Royalties	469	454	482	461	516	636	631	445
Mine operating cash flow	$31,436	$26,941	$24,062	$31,974	$11,046	$27,143	$23,623	$24,548

Stock-based compensation	124	146	216	59	129	170	132	35
Amortization and depletion	10,517	6,353	4,328	8,496	4,063	4,841	4,247	3,943
Write down of inventory to net realizable value	2,876	3,345	-	-	-	-	-	-
Mine operating earnings / (loss)	$17,919	$17,097	$19,518	$23,419	$6,854	$22,132	$19,244	$20,570

Net earnings (loss):	$14,821	$16	$7,505	$19,775	$(1,793)	$3,097	$16,966	$485
Loss (gain) on derivative liabilities	(1,881)	1,728	(1,632)	(143)	250	5,777	(6,334)	13,965
Adjusted net earnings (loss)	$12,940	$1,744	$5,873	$19,632	$(1,543)	$8,874	$10,632	$14,450

(i) Basic earnings per share	$0.15	$0.00	$0.09	$0.23	$(0.03)	$0.04	$0.20	$0.01
(ii) Diluted earnings per share	$0.13	$0.00	$0.06	$0.22	$(0.03)	$0.04	$0.12	$0.01
(iii) Diluted adjusted earnings per share	$0.13	$0.02	$0.06	$0.22	$(0.03)	$0.10	$0.12	$0.17

Mine Operating Cash Flow and Adjusted Earnings (Non-IFRS Measures)

Ad justed earnings and adjusted EPS are non-IFRS measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that have an exercise price denominated in a currency which is different from the functional currency of the Company. Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged. Adjusted earnings are used by management and provided to investors as a measure of the Company’s operating performance.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenues minus direct production costs and royalties. Mine operating cash flow is used by management and provided to investors as a measure of the Company’s operating performance.

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Finance income; and
  Depreciation and depletion

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA differently.

Quarterly Trends and Analysis

In the 1st quarter of 2011, the Company continued to increase production while revenues increased with the significant rise in silver and gold prices. The Company’s operating costs remained relatively constant; however, the Company acknowledges that the shortage of skilled mining professionals is driving labour costs higher across the industry. The Company incurs a significant portion of its operating costs in Mexican Pesos which have appreciated thereby putting upward pressure on our near-term operating costs.

In the 2nd quarter of 2011, the Company continued to increase production while revenues increased with the significant rise in silver and gold prices. A number of factors affected our cost per tonne in this quarter including an extremely competitive labour market, rising power costs, appreciation of the Mexican Peso relative to the US dollar, supply constraints on re-agents, mining in zones subject to royalties, and the presence of equipment availability issues affecting our mined tonnes and plant throughput at Guanacevi. Some of these costs were expected, while an expected increase in mined tonnes at Bolanitos helped mitigate rising costs going forward.

In the 3rd quarter of 2011, the Company continued to increase production while revenues increased with the continued appreciation of silver and gold prices. A number of factors affected our cost per tonne in this quarter including an extremely competitive labour market, rising power costs, appreciation of the Mexican Peso relative to the US dollar, and supply constraints on re-agents. Some of these costs were expected to continue, while an expected increase in mined tonnes at Bolanitos starting in the fourth quarter of 2011 helped mitigate rising costs going forward.

In the 4th quarter of 2011, the Company continued to increase production, but the period witnessed a decline in silver and gold prices. Endeavour elected to hold a significant portion of the Q4 silver and gold production in inventory rather than sell at the lower prices. Management planned to monitor the metal prices closely and sell some or all of the silver and gold in inventory at appropriately higher metal prices. A number of factors continued to affect our cost per tonne including an extremely competitive labour market, rising power costs and supply constraints on reagents. These additional costs were offset by the significant production increase at Bolanitos with the plant expansion completed at the end of Q3, 2011 and the devaluation of the Mexican Peso in the fourth quarter of 2011.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

In the 1st quarter of 2012, the Company experienced a slight reduction in production compared to Q4 2011 due to slightly lower silver grades at both the Guanacevi and Bolanitos operations. A number of factors continued to affect our cost per tonne including an extremely competitive labour market, rising power costs, supply constraints on reagents and a strengthening of the Mexican Peso against the US dollar. In January and February 2012, gold and silver prices enjoyed a significant rebound from their lows in December 2011. The Company then sold most of the precious metal inventory it accumulated in Q4, 2011 in order to capture the higher gold and silver prices. However, gold and silver prices corrected sharply once again in March 2012 and the Company once again chose to accumulate its precious metal production in Q1 2012 rather than sell at depressed prices. Management planned to monitor precious metal prices closely and sell some (or all) of the silver and gold inventory at higher metal prices.

In the 2nd quarter of 2012, the Company experienced a slight reduction in production compared to Q1 2012 due to slightly lower silver grades at both the Guanacevi and Bolanitos operations. During the quarter, gold and silver prices continued to trend downwards as global economic uncertainty and debt fears continued to dominate the macroeconomic headlines. Management continued to hold inventories and monitor precious metal prices closely to sell some (or all) of the silver and gold inventory as the need arose for more cash. The Guanacevi operations’ cost per tonne dropped 12% during the quarter as mine production improved to offset the rising labour costs that were implemented in Q1, 2012. The Company expected the costs per tonne to remain at that level for the remainder of the year, provided the Mexican peso remained flat.

During the 3rd quarter of 2012, gold and silver prices began to trend upwards near the end of the quarter.. Management continued to hold inventories and planned to monitor precious metal prices closely to sell some (or all) of the silver and gold inventory as the need arose for more cash. An industry wide skilled labour shortage continued to put upward pressures on technical staff costs, while the Company was able to offset these cost pressures with increased tonnage reducing the effect on a per ounce basis.

In the 4th quarter of 2012, gold and silver prices reversed the Q3 trend upwards, declining slightly in Q4 2012. The reported economic data has been unable to provide consistent insight toward the global economic trend resulting in a relatively flat outlook, contributing to the lack of direction in precious metal prices. The industry wide skilled labour shortage continues to put upward pressures on technical staff costs. The Company continues to focus on the turnaround of the El Cubo operations. Investment and training programs are well underway, while operations continue to underperform as these measures take hold.

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp., BYG Ventures Ltd. and Aztec Metals Corp. (“Aztec”), who are related party companies by virtue of having Brad Cooke as a common director. From time to time, Endeavour will incur third-party costs on behalf of the related parties which was charged on a full cost recovery basis. The Company has $136,000 receivable related to administration costs outstanding as at December 31, 2012 (December 31, 2011 – $55,000).

The Company has previously provided an allowance for amounts due from Aztec totalling $181,000. The balance had accumulated betweene 2008 and 2011 and related to use of office space, administrative services and property taxes paid on behalf of a 2007 property transaction.

During the year ended December 31, 2012, the Company was charged $527,000 (2011 - $108,000) for legal services by Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. As at December 31, 2012 the Company has a payable of $10,000 relating to these legal services (December 31, 2011 - $4,000).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents have decreased from $75.4 million at December 31, 2011 to $18.6 million at December 31, 2012. The Company had working capital of $50.9 million at December 31, 2012 (December 31, 2011 - $142.3 million). The $91.4 million decrease in working capital is primarily a result of $100 million in cash used in the purchase of Mexgold offset by cash generated from operations of $114.4 million and $2.6 million from the exercise of stock options and share purchase warrants, less expenditures on property, plant and equipment, offset by operating fluctuations in current asset balances.

Operating activities provided cash of $76.0 million during 2012 compared to $48.8 million during 2011. The significant non-cash adjustments to net earnings of $42.1 million were for depreciation and depletion of $30.0 million, stock-based compensation of $4.7 million, an unrealized foreign exchange gain of $1.2 million, a gain on the sale of marketable securities of $0.2 million, deferred income tax provision of $2.1 million, a mark to market loss on contingent liabilities of $0.6 million, write down of inventory of $6.2 million, finance costs of $0.5 million and a change in non-cash working capital of $6.9 million. The change in non-cash working capital is primarily due to increased accounts payable and accrued liabilities, an increase in accounts receivable due to increased valued added tax (“IVA”) and income tax receivables during the period, an increase in cash charges to inventory balances and increased prepaid expenses, which are all related to the overall increased activity of the Company.

Investing activities during the period used $144.3 million as compared to $59.8 million in the same period of 2011 with the largest item being the $100 million in cash used towards the purchase of Mexgold. There were investments in property, plant and equipment totalling $66.2 million compared to $46.9 million in 2011 primarily due to increased development and plant expansion expenditures at Bolanitos and El Cubo. There was also $22.1 million in net receipts from short term investments compared to a net investment in short term investments of $13.1 million in 2011.

In addition to the acquisition of Mexgold, the Company invested a total of $66.2 million in property, plant and equipment during 2012, with all of the amounts settled for cash. Approximately $19.3 million was invested at Guanacevi with $12.6 million spent on mine development, $1.3 million spent on the refining facilities, $4.8 million on mine equipment and $0.6 million on office equipment, building upgrades and light vehicles. Guanacevi mine development included 7.3 km of underground development and the refining facilities expenditures include $0.7 million on the dry stack tailings facility. The mine equipment expenditures include $1.2 million on pumps and supplies, $0.7 million on the electrical substation, $0.3 million on rescue chambers with the remaining amount primarily related to the purchase of additional scoop trams and jumbos.

Approximately $31.3 million was invested at Bolanitos with $18.5 million spent on mine development, $6.6 million on the plant expansion, $4.6 million on mine equipment and $1.6 million on office equipment, building upgrades and light vehicles. Bolanitos mine development included 8.5 km of underground development and refining facilities expenditures relate to engineering and equipment upgrades at the plant to handle 1600 tpd by year end. The mine equipment expenditure was to increase our mobile equipment fleet to meet the increased production, to purchase communications and rescue equipment and rehabilitate the Ascunsion shaft. The expenditures on office equipment include Vulcan upgrades and the building expenditures includes refurbishing the Ascunsion head frame.

Approximately $14.5 million was invested at El Cubo with $9.7 million spent on mine development, $4.1 million on the plant rehabilitation and expansion, $0.4 million on mine equipment and $0.3 million on office equipment, building upgrades and light vehicles. El Cubo mine development included 5.4 km of underground development.

The Company spent $1.1 million on exploration property costs and capital assets for the exploration and corporate offices.

As at December 31, 2012, the Company held no short term investments and $8.5 million in available for sale investments. The available for sale investments consist primarily of Notes receivable (formerly asset backed commercial paper) valued at $4.3 million and marketable securities valued at $4.2 million.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Financing activities during 2012 generated $10.3 million, as compared to $19.9 million during the same period in 2011. During 2012 there was $1.2 million realized from the exercise of stock options and $1.4 million realized from the exercise of share purchase warrants, offset by $204 thousand in share issue costs. During the same period in 2011 there was $5.8 million realized from the exercise of stock options and $14.2 million realized from the exercise of share purchase warrants, offset by $100 thousand in share issue costs.

As at December 31, 2012, the Company’s issued share capital was $357.3 million representing 99,541,522 common shares compared to $259.4 million representing 87,378,748 common shares at December 31, 2011. Of the 12,162,774 common shares issued during the period, 11,037,528 were issued as part of the consideration for the purchase of Mexgold, 332,729 were issued upon stock option exercises and 792,517 were issued on exercise of share purchase warrants.

As at December 31, 2012, the Company had options outstanding to purchase 4,171,450 common shares with a weighted average exercise price of CAN $5.87 and had share purchase warrants outstanding to purchase 1,249,597 common shares with a weighted average exercise price of CAN $1.94.

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over 3 years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi S.A de C.V., Minas Bolanitos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including EBITDA leverage ratio, interest service coverage ratio and tangible net worth calculation; the Company is in compliance with all such debt covenants as at December 31, 2012. At year end, the Company has drawn $9.0 million on this facility and has recognized $452,000 in financing costs during the year. The Company has deferred commitment fees and legal costs of $732,000 which are being amortized over the life of the facility and $71,000 of deferred commitment fees and legal costs were amortized during the year. The Company expects to continue to draw down the Facility while the Company rebuilds the El Tajo plant at El Cubo. As of March 6, 2013, the Company has drawn $23.0 million on this facility.

Contingencies

Minera Santa Cruz y Garibaldi S.A. de C.V., a subsidiary of Endeavour, received a MXN$238 million (US$18.3 million) assessment on October 12th, 2010 from Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit, other than explained as below:

As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus an estimated additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements. The Company commenced the appeal process in 2010.

Refinadora Plata Guanacevi S.A. de C.V., a subsidiary of Endeavour, received a MXN$63 million (US$4.8 million) assessment on April 12, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in its 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit, other explained below:

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $425,000, plus an additional interest and penalties of $460,000, for which the Company has made a provision in the consolidated financial statements. The Company has provided the government a 3% bond and commenced the appeal process.

Metales Interamericanos S.A. de C.V., a subsidiary of Endeavour, acquired in the El Cubo transaction received a MXN$68 million (US$5.2 million) assessment on August 24, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. Based on the advice of legal counsel, it is the Company’s view the tax assessment has no legal merit. The appeal process was initiated in 2010, while legal advisors expect a resolution in 2013.

On November 29, 2012 a decree reformed the Mexican Federal Labour Law, which included reformation and provisions over employee outsourcing. These provisions and the conditions could have an impact on the corporate structures by which businesses are organized in Mexico. Under this reformed system, the workforce provided by a service company could be considered as entirely outsourced to the operating company, which could imply that the operating company is deemed as the employer of all workers for all legal effects under the Mexico Federal Labour Law, including expanded obligations regarding the payment of profit sharing. The Company has reviewed the new legislation with legal advisors and has recognized there could be a potential impact to the Company. Due to the ambiguity and lack of definitions provided by the law, the Company is unable to determine such impact at this time. The Mexican government has indicated it will publish regulations providing clarity on this matter later in 2013.

Capital Requirements

The Company plans to invest a total of $85.8 million on capital projects in 2013. The Company has budgeted $44.9 million at El Cubo, $21.4 million at Bolanitos and $19.5 million at Guanacevi, all which is anticipated to be covered by the Company’s 2013 cash flow. The timing of the capital investments are planned for the first half of 2013, and the Company will utilize its $75 million credit facility as needed.

The investment at El Cubo of $44.9 million will be used primarily to rebuild the El Tajo plant ($23.6 million), for mine development and to purchase new underground equipment.

The investment at Bolanitos of $21.4 million will focus on the continued development of the veins discovered in 2011. The increased production also requires an additional investment in the tailings dam, totaling $4.2 million.

The investment at Guanacevi of $19.5 million, includes $12.2 million of underground development, while $2.4 million will be spent on the tailings dam to ensure there is sufficient capacity into the future. The remaining investment is for various equipment and upgrades.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Financial Instruments and Other Instruments

Financial Assets and Liabilities

As at December 31, 2012, the carrying and fair values of our financial instruments by category are as follows:

In thousands of US Dollars

	Held for	Loans &	Available	Financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
	$	$	$	$	$	$

Financial assets:
Cash and cash equivalents	-	18,617	-	-	18,617	18,617
Investments	-	-	8,520	-	8,520	8,520
Accounts receivable	-	20,526	-	-	20,526	20,526
Total financial assets	-	39,143	8,520	-	47,663	47,663

Financial liabilities:
Accounts payable and accrued liabilities	-	-	-	38,485	38,485	38,485
Revolving credit facility				9,000	9,000	9,000
Contingent liability				8,497	8,497	8,497
Derivative liabilities	-	-	-	5,336	5,336	5,336
Total financial liabilities	-	-	-	61,318	61,318	61,318

Fair value hierarchy:

IFRS 7 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The fair values at December 31, 2012 are:

In thousands of US Dollars

	Total	Level 1	Level 2
	$	$	$

Financial assets:
Investments	8,520	8,520	-
Total financial assets	8,520	8,520	-

Financial liabilities:
Contingent liability	8,497		8,497
Derivative liabilities	5,336	-	5,336
Total financial liabilities	13,833	-	13,833

The three levels of the fair value hierarchy established by IFRS 7 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Money market investments, marketable securities and notes receivable are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants for publicly traded warrants. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value therefore this financial liability has been included in Level 2 of the fair value hierarchy.

The Company determines the fair value of the contingent liability related to its Mexgold acquisition contingent payments by valuations done using a Monte Carlo simulation. Monte Carlo approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line incorporating current gold prices and the gold forward curve, both observable data points. Assumptions used in the Monte Carlo simulations are observable market data and therefore, the contingent consideration is classified in Level 2 of the fair value hierarchy.

Level 3:	Inputs for the asset are not based on observable market data.

The Company has no financial assets or liabilities included in Level 3 of the fair value hierarchy.

Derivative Liability

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different than the Company’s U.S. dollar functional currency, the warrants are treated as a derivative financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses the Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants. All warrants outstanding at December 31, 2012 will expire in 2014.

Balance at December 31, 2010	$29,349

Exercise of warrant	(29,877)
Mark to market loss (gain)	13,658
Balance at December 31, 2011	13,130
Exercise of warrant	(5,866)
Mark to market loss (gain)	(1,928)
Balance at December 31, 2012	$5,336

Assumptions used for Black-Scholes estimate for warrant derivative liability
	Year Ended	Year Ended
	Dec. 31, 2012	Dec 31, 2011
Outstanding warrants	902,098	1,676,436
Weighted average fair value of warrants at period end	$5.92	$7.83
Risk-free interest rate	1.12%	0.95%
Expected dividend yield	0%	0%
Expected stock price volatility	46%	62%
Expected warrant life in years	1.2	2.2

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, money market investments, notes receivable and value added tax receivable balance. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. The notes receivable credit risk exposure is limited by continual discussion with external advisors. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

The carrying amount of financial assets represents the maximum credit exposure.

Below is an aged analysis of the Company’s receivables:

	Carrying	Gross	Carrying	Gross
	amount	impairment	amount	impairment
	December 31, 2012		December 31, 2011

Less than 1 month	$8,401	$-	$2,498	$-
1 to 3 months	5,257	-	3,485	4
4 to 6 months	1,493	-	21	8
Over 6 months	6,151	776	2,164	764
Total accounts receivable	$21,302	$776	$8,168	$776

At December 31, 2012, 98% of the receivables that were outstanding over one month are comprised of IVA receivables in Mexico.

At December 31, 2012 an impairment loss of $595,000 relates to IVA receivable amounts from prior years and $181,000 relates to an allowance on related party receivables from prior years. At December 31, 2011 an impairment of $595,000 relates to IVA receivable amounts from prior years and $181,000 relates to an allowance on related party receivable.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available cash under the revolving credit facility. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

In the normal course of business the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2012:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	34,631	-	-	-	34,631
Income taxes payable	3,854	-	-	-	3,854
Revolving credit facility	-	9,000	-	-	9,000
Provision for reclamation and rehabilitation	-	918	5,578	-	6,496
Capital expenditure commitments	14,074	-	-	-	14,074
Minimum rental and lease payments	278	574	458	-	1,310
Acquisition contingent consideration	-	8,497	-	-	8,497
Total contractual obligations	52,837	18,989	6,036	-	77,862

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The U.S. dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31 are as follows:

	December 31, 2011		December 31, 2011
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial Assets	$11,017	$22,598	$65,339	$12,228
Financial Liabilities	(7,480)	(13,763)	(14,086)	(7,586)
Net Financial Assets	$3,537	$8,835	$51,253	$4,642

Of the financial assets listed above, $914,000 (2011 – $46,539,000) represents cash and cash equivalents held in Canadian dollars, and $1,638,000 (2011 - $3,839,000) represents cash held in Mexican Pesos. The remaining cash balance is held in U.S. dollars. The money market investments and asset backed commercial paper (“ABCP”) notes are denominated in Canadian dollars.

As at December 31, 2012, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would decrease net earnings by $168,000 due to these financial assets and liabilities.

As at December 31, 2012, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would decrease net earnings by $421,000 due to these financial assets and liabilities.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate (plus 2.75% to 4.25% depending on financial and operating measures) payable according to the quoted rate term. The interest rate charge for the year was approximately 3.2%. As at December 31, 2012, with other variables unchanged, a 100% change in the interest rate would be immaterial to the earnings for the year.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.

Equity Price Risk – Fair values in the Company’s derivative liabilities related to the outstanding warrants are subject to equity price risk. Changes in the market value of the Company’s common shares may have a material effect on the fair value of the Company’s warrants and on net income. As at December 31, 2012, with other variables unchanged, a 10% strengthening of the market price of the Company’s common shares would decrease net earnings by $705,000.

Outstanding Share Data

As of March 10, 2013, the Company had the following securities issued and outstanding:

  99,688,010 common shares
  3,771,450 stock options with a weighted average exercise price of CAN$5.86 per share expiring between January 1, 2013 and June 14, 2017.
  1,249,597 share purchase warrants with a weighted average exercise price of CAN$1.94 per share expiring February 26, 2014.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

ANNUAL OUTLOOK

Production Outlook

Endeavour plans another year of organic growth in 2013. Silver production is forecast to rise 12-18% to 5.0 -5.3 million ounces (oz) and gold production is anticipated to increase 19-27% to 46,000-49,000 oz as shown in the table below. Silver equivalent production is expected to climb 14-22% to 7.3 -7.8 million oz (at a silver:gold ratio of 50:1).

Mine	Silver Production (M oz)	Gold Production (K oz)	Tonnes per Day (tpd)
Guanacevi	2.4-2.5	6.5-7.0	1250-1350
Bolanitos	1.7-1.8	25.0-26.0	1500-1650
El Cubo	0.9-1.0	14.5-16.0	1050-1200
Total	5.0-5.3	46.0-49.0	3800-4200

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

The Company recognizes that there are additional opportunities to grow production at all three mines. While these growth opportunities are still conceptual, once the El Cubo capital programs are completed, management will prioritize these opportunities and commence planning for future expansions.

At Guanacevi, the proposed underground development of the new Milache discovery is awaiting permitting for development in 2013-2014 with production anticipated in 2014-2015. Initial indications are that mill throughput would stay constant but the higher ore grades at Milache would increase Guanacevi production. Exploration will continue to test new targets in the district.

At Bolanitos, the Cebada, Bolanitos, Lucero, Karina, Fernanda, Daniela and Lana veins are capable of providing up to 2,000 tpd of mine output at the present time so management is currently reviewing the possibility of entering into smelter contracts to process any silver-gold concentrates produced over and above the 1,600 tpd capacity of the Bolanitos plant. The Company also plans to consider another plant expansion at Bolanitos in late 2013. With the new exploration targets in the La Luz, Plateros, La Joya and Puertocito veins, management is encouraged that Bolanitos continues to offer excellent potential for new discoveries.

At El Cubo, the reconstruction of the wholly owned plant will operate initially at 1,200 tpd but is targeted to have a capacity of 1,600 tpd. The main bottleneck to higher production is the mine output (tonnes and grades), but given Endeavour’s exploration programs have just begun to test several exciting new targets over the next two years, management views El Cubo as also having excellent potential for new discoveries.

Consolidated cash costs of production (net of by-product gold credits) are expected to increase from the current range to the $9-10 range in 2013, largely due to the rising production from the higher cost El Cubo mine and the lower grades being mined at Guanacevi. However, El Cubo cash costs are expected to decline in 2013 due to rising operating efficiencies and upon completion of the capital projects.

Assuming US$30 per ounce of silver and US$1,650 per ounce of gold, Endeavour anticipates its mine operating (gross) profit margin will be around US$20-21 per oz in 2013. For every $100 increase in the price of gold, Endeavour’s cash cost of production should drop by approximately $0.90 -1.00 per oz of silver produced and the mine operating profit margin should climb by a similar amount per oz of silver production.

Exploration Outlook

In 2013, Endeavour plans to spend $17.3 million on exploration at the three operating mines and five district scale exploration properties. A total of 78,500 meters of drilling in approximately 180-200 holes are budgeted to test approximately 24 exploration targets, in addition to all of the underground mine exploration drilling.

Every year, management aims to acquire new properties, explore them, make new discoveries and fast-track them to production. This year, the Company will continue to aggressively explore its property portfolio, including the emerging new high grade silver-gold discovery in the Terronera vein on the San Sebastian property in Jalisco State.

In 2013 the Company will be drilling in Chile on the El Inca property acquired in 2012, at the Panuco property in Mexico, and around the three operating mines in the Guanajuato district and Guanacevi in Durango.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

Recently released IFRS accounting standards

Changes in accounting standards
A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2012, and have not been applied in preparing these consolidated financial statements. The following pronouncements are those that the Company considers most significant and are not intended to be a complete list of new pronouncements that may affect the financial statements.

IFRS 9 Financial Instruments
In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the applicability of early adoption.

IFRS 10 Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operation and special purpose entities, to determine control. The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present. IFRS 10 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 10 on our consolidated financial statements.

IFRS 11 Joint Arrangements
In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 21 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operations are in a separate legal entity. IFRS 11 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates and the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 12 on our consolidated financial statements.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

IFRS 13 Fair Value Measurement
In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 13 on our consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of long-lived assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.

Mineralized reserves and impairment of long lived assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are reevaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Provision for reclamation and rehabilitation
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Stock-based compensation
The Company has a share option plan and records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Warrant derivative liability
Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants.

Business Combinations
On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or more frequently where there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of acquisition date) When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the twelve month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

RISKS AND UNCERTAINTIES

Precious and Base Metal Price Fluctuations
The profitability of the precious metals operations in which the Company has an interest will be significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate affecting the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities that we use in our business.

Foreign Exchange Rate Fluctuations
Operations in Mexico and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in United States dollars and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Competitive Conditions
Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

Mining Operations
The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and Development
There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Guanacevi Mines, Bolanitos Mines and El Cubo Mines none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Replacement of Reserves and Resources
The Guanacevi, Bolanitos and El Cubo mines are the Company’s current sources of production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Acquisition Strategy
As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Integration of New Acquisitions
The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions which fit the Company’s strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

The positive effect on the Company’s results arising from past and future acquisitions will depend on a variety of factors, including, but not limited to: assimilating the operations of an acquired business or property in a timely and efficient manner including the existing work force, union arrangements and existing contracts; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment and under a new regulatory regime where it has no direct experience.

Past and future business or property acquistions could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Foreign Operations
The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s Mexican operations. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability.

To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Mexican Tax Assessments
As disclosed under “Contingencies”, three of the Company’s subsidiaries in Mexico have received a tax assessment from Mexican fiscal authorities. While the Company is of the view that the tax assessments have no legal merit and is contesting these, there is no assurance that the Company will be successful or that the Company will not have to pay the full amount of the assessments plus interest and penalties. In the event the Company is unsuccessful, this could negatively impact the Company’s financial position and create difficulties for the Company in the future in dealing with Mexican fiscal authorities. As a result of a detailed review of the Company’s financial information and delivery of appropriate requested documents to the Mexican fiscal authorities, the Company has estimated that there is no material potential tax exposure arising under the three assessments.

Obtaining and Renewing of Government Permits
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Potential Conflicts of Interest
The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Third Party Reliance
The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Absolute Assurance on Financial Statements
We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies and practices are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2012. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

General Economic Conditions
The unprecedented events in global financial markets during the last few years have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.

Specifically:
•    the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;
•    the volatility of gold and silver prices affects our revenues, profits and cash flow;
•    volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs;
•    the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and financial performance.

Substantial Volatility of Share Price
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or financial performance as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company’s common shares that persists for a significant period of time could cause the Company’s securities to be delisted from the Toronto Stock Exchange and New York Stock Exchange, further reducing market liquidity.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Differences in U.S. and Canadian reporting of reserves and resources
The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this MD&A, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act The Company documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of its common shares or market value of its other securities.

In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Potential dilution of present and prospective shareholdings
In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Lack of Dividends
No dividends on the Company’s common shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Claims Under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States

Financial Instruments
The Company currently has an investment in notes received upon the restructuring of asset-backed commercial paper (“ABCP”). There can be no assurances that the value of the notes receivable will not experience fluctuations in value.

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

CONTROLS AND PROCEDURES

The Company’s officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

At the end of the period covered by this MD&A management, including the CEO and CFO, conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures pursuant to National Instrument 52-109 “Certification of Disclosure in Issuers Annual and Interim Filings” (“NI 52-109”) and Rule 13a -15(b) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this MD&A the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified under applicable securities legislation in Canada and in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: March 11, 2013

Management’s Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and in Rules 13a-15(b) of the U.S. Exchange Act). A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

The Company acquired control of Mexgold on July 13, 2012. As permitted by Canadian Securities Commission rules related to business acquisitions, the Company excluded Mexgold operations from our annual assessment of internal controls over financial reporting for the year ending December 31, 2012.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2012.

Changes in Internal Control over Financial Reporting
There have been no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.